				Exhibit 12(b)

Entergy Gulf States Louisiana, L.L.C.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	2005	2006	2007	2008	2009

Fixed charges, as defined:
Total Interest charges	$126,788	$149,780	$163,409	$131,197	$118,243
Interest applicable to rentals	8,832	8,928	8,773	9,197	3,767

Total fixed charges, as defined	135,620	158,708	172,182	140,394	122,010

Preferred dividends, as defined (a)	6,444	5,969	6,514	1,151	1,306

Combined fixed charges and preferred dividends, as defined	$142,064	$164,677	$178,696	$141,545	$123,316

Earnings as defined:
Net Income	$206,497	$211,988	$192,779	$144,767	$153,047
Add:
Income Taxes	110,270	107,067	123,701	57,197	89,185
Fixed charges as above	135,620	158,708	172,182	140,394	122,010

Total earnings, as defined	$452,387	$477,763	$488,662	$342,358	$364,242

Ratio of earnings to fixed charges, as defined	3.34	3.01	2.84	2.44	2.99

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.18	2.90	2.73	2.42	2.95

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.